Exhibit 99.2

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2024 (Unaudited)	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		$396,583	$884,199
Other receivables and prepayments	3	370,801	774,345

Total current assets		767,384	1,658,544
Digital assets	4	1,546,184	1,194,157

Property, equipment and vehicles	5	9,888,446	9,465,567
Construction-in-progress		-	-
TOTAL ASSETS		12,202,014	12,318,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals		$920,700	$1,005,608

Stockholders’ Equity

Preferred stock, $0.001010 par value, authorized; 50,000,000 shares, 5,000,000 shares issued and outstanding as of June 30, 2024 and December,31 2023		$5,050	$5,050
Common stock, $0.001 par value, authorized: 50,000,000 shares. Issued and outstanding: 35,554,677 shares as of June 30, 2024 and December,31, 2023		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(77,907,687)	(77,893,723)
Accumulated other comprehensive income		(141,796)	(124,414)
Total Shareholders’ Equity		11,281,314	11,312,660
Total Liabilities and Shareholders’ Equity		$12,202,014	$12,318,268

F-1

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Revenue	$3,669,627	$7,272
Direct costs of revenue	(2,680,658)	(14,666)
Other operating costs	(241,103)	(2,802,735)
Profit/(Loss) from operations	747,866	(2,810,129)
General and administrative expenses	(1,104,234)	(692,947)
Finance expenses	(14,903)	-
Fair Value changes for 2024 digital assets	357,308
Loss before tax	(13,964)	(3,503,076)
Income tax	-	-
Loss after tax	(13,964)	(3,503,076)
Foreign exchange adjustment	(17,382)	45,292
Comprehensive loss for the period	$(31,346)	$(3,457,784)

Basic and diluted loss per ordinary share	$(0.001)	$(0.097)
Basic and diluted average number of ordinary shares outstanding	35,554,677	35,554,677

F-2

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total

Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962
Net loss for the year	-	-	-	-	-	(12,585,249)	(20,053)	(12,605,302)

Balance, December 31, 2023	5,000,000	5,050	35,554,677	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Net loss for the period						(13,964)	(17,382)	(31,346)
Balance, June 30, 2024	5,000,000	5,050	35,554,677	35,554	89,290,193	(77,907,687)	(141,796)	11,281,314

F-3

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023
Net loss for the period	$(13,964)	$(3,503,076)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, and equipment	1,274,028	2,817,256

Changes in operating assets and liabilities:
Account receivables	-	53
Other receivables and prepayments	403,544	(1,101,604)
Other payables and accruals	(84,909)	(71,974)
Digital assets	(352,026)	2,370,769
Fixed assets	(1,696,907)	(1,522,949)
Cash used in operating activities	(470,234)	(1,011,525)

Effect of exchange rates on cash and cash equivalents	(17,382)	45,070
Net decrease in cash and cash equivalents	(487,616)	(966,455)
Cash and cash equivalents, beginning of period	884,199	2,505,286
Cash and cash equivalents, end of period	$396,583	$1,538,831

See accompanying notes to consolidated financial statements

F-4

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and nature of operations

The Company was incorporated in the British Virgin Islands (BVI) on May 18, 2021. On August 17, 2021, the Company completed a re-domicile merger with its predecessor company, Moxian, Inc, wherein it acquired all the assets, liabilities, rights, obligations and operations of the latter and its subsidiaries, through an exchange of an identical number of shares.

On December 28, 2021 in a Special Meeting of shareholders, the Company approved the issue of up to 20 million new ordinary shares of the Company, at a price of $2.50 per share to certain non-US based accredited investors. On February 11, 2022 the Company completed this private placement and issued 16 million new shares, raising $40 million, which it has used in bitcoin mining operations.

The Company operates in the United States of America through its wholly-owned subsidiary, Abit USA Inc which has a mining facility in the town of Duff, Eastern Tennessee.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of entity	Background	Ownership
Abit Hong Kong Limited	Investment Holding	100% owned by Moxian (BVI) Inc
Abit USA Inc.	Bitcoin Mining	100% owned by Abit Hong Kong Limited
Beijing BitMarix Co. Ltd.	Inhouse Treasury and Administration	100% owned by Abit Hong Kong Limited
Abits Inc	Bitcoin Mining	100% owned by Abit Hong Kong Limited

2. Summary of principal accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include all the subsidiaries of the Group. The financial year-end of the Company is December 31 while that of the predecessor company is September 30. The consolidated results are presented as of the period ended June 30, 2024 and June 30, 2023. All inter company transactions and balances have been eliminated in the consolidation.

Fair value of financial instruments

The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs other than quoted prices that are observable for the asset or liability in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs that reflect management’s assumptions based on the best available information.

The carrying value of cash and cash equivalents, prepayments, deposits and other receivables, accruals and other payables, loans from related parties and unrelated party approximate their fair values because of the short-term nature of these instruments.

F-5

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include but not limited to, useful lives of property and equipment, provision for doubtful accounts, intangible assets valuation, inventory valuation, value added recoverable valuation and deferred tax assets valuation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Prepayments, deposits and other receivables

Prepayments and deposits represent amounts advanced to suppliers. The suppliers usually require advance payments or deposits when the Company makes purchase or orders service and the prepayments and deposits will be utilized to offset the Company’s future payments. Other receivables mainly consist of various cash advances to employees for business needs. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments, deposits and other receivables are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified.

Property, Equipment and Vehicles, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives as follows:

Electronic and mining equipment	3-6 years
Furniture and fixtures	3-6 years
Vehicles	3 years

Intangible assets, net

Intangible assets, comprising Intellectual property rights (“IP rights”) and software, which are separable from property and equipment, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of 3- 10 years.

F-6

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)

Impairment of long-lived assets

The Company classifies its long-lived assets into: (i) computer and office equipment; (ii) furniture and fixtures, (iii) leasehold improvements, and (iv) finite-lived intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Company makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Company’s business strategy and its forecasts for specific market expansion.

Digital assets

Digital assets are included in non-current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset.

Meanwhile, on December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. For all entities, the ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period.

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Income (Loss) each reporting period.

The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s   digital assets and fair value.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

The Company has entered into digital asset mining pools by executing contracts with mining pool operators to provide computing power to the mining pool. The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of computing power. The contracts are terminable at any time by and at no cost to the Company, and by the pool operator under certain conditions specified in the contract. Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. Providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.

The transaction consideration the Company receives, if any, is noncash consideration in the form of bitcoin. Changes in the fair value of the noncash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and therefore, are not included in revenue. Certain mining pool operators charge fees to cover the costs of maintaining the pool and are deducted from amounts we may otherwise earn and are treated as a reduction to the consideration received. Fees fluctuate and historically have been no more than approximately 2% per reward earned, on average.

F-7

2. Summary of principal accounting policies (continued)

Revenue recognition (continued)

In exchange for providing computing power, the Company is entitled to either:

a Full-Pay-Per-Share pay out of bitcoin based on a contractual formula, which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, and other inputs. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, noncash revenue is estimated and recognized based on the spot price of Bitcoin determined using the Company’s primary trading platform for bitcoin at the inception of each contract, which is determined to be daily. Non cash consideration is measured at fair value at contract inception. Fair value of the crypto asset consideration is determined using the quoted price on the Company’s   primary trading platform for bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is estimated and recognized in revenue upon inception, which is when hash rate is provided.

Or:

a fractional share of the fixed Bitcoin award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue) for successfully adding a block to the blockchain based on a proportion of the Company’s   “scoring hash rate” to the pool’s “scoring hash rate” where the scoring hash rate as defined by the pool is the exponential moving average of the hash power contributed by the Company or by all pool members combined. The Company’s fractional share of the bitcoin reward is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Income taxes

The Company utilizes ASC Topic 740 (“ASC 740”) “Income taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-8

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)”

Income taxes (continued)

ASC 740 “Income taxes” clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations. The Company evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

Foreign currency transactions and translation

The reporting currency of the Company is United States Dollars (the “USD”) and the functional currency of the PRC subsidiary is the Renminbi (“RMB”).The functional currency of ABit Hong Kong is the Hong Kong Dollar (the “HKD”).

For financial reporting purposes, the financial statements of the various subsidiaries are prepared using their respective functional currencies, translated into the reporting currency, USD so to be consolidated with the Company’s. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Revenues and expenses are translated using average rates prevailing during the reporting period. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ deficiency. Translation losses are recognized in the statements of operations and comprehensive loss.

The exchange rates applied are as follows:

Balance sheet items, except for equity accounts	June 30, 2024	December 31, 2023
RMB:USD	7.1268	7.0827
HKD:USD	7.8087	7.8157

Items in the statements of operations and comprehensive loss, and statements cash flows:

	June 30, 2024	June 30, 2023
RMB:USD	7.1162	6.9291
HKD:USD	7.8187	7.8392

Earnings per share

Basic gain per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share.

FASB Accounting Standard Codification Topic 260 (“ASC 260”), “Earnings Per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted to employees be treated as potential common shares in computing diluted earnings per share. Diluted earnings per share should be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be anti-dilutive. The Company uses the “treasury stock” method for equity instruments granted in share-based payment transactions provided in ASC 260 to determine diluted earnings per share. Antidilutive securities represent potentially dilutive securities which are excluded from the computation of diluted earnings or loss per share as their impact was antidilutive.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. ASU 2019-12 was effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

F-9

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of principal accounting policies (continued)

Recent Accounting Pronouncements (continued)

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 is to be adopted on a modified retrospective basis. As a smaller reporting company, ASU 2016-13 will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statement presentations and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the two-step goodwill impairment test, under which a goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 requires only a one-step quantitative impairment test, whereby a goodwill impairment loss is measured as the excess of a reporting unit’s carrying amount over its fair value (not to exceed the total goodwill allocated to that reporting unit). Adoption of the ASUs is on a modified retrospective basis. As a smaller reporting company, the standard will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact that the adoption of ASU 2017-04 will have on its consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

F-10

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Prepayments and other receivables

The prepayment account for 2023 is 397,000, which is the prepayment for the last fleet of machines signed with Bitmain. On March 24, 2024, these machines were installed and commissioned. As of June 30, 2024, other receivables were 0.37 million from a deposit for electricity with the La Follette Utilities.

4. Digital assets

Digital assets comprise holdings of:

	June 30, 2024		December 31, 2023
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the year	16.41	693,389	5.29	87,747
Mined during the year	61.53	3,669,627	43.93	1,681,533
Exchanged for USD	(50.00)	(2,904,868)	(23.23)	(889,084)
Exchanged for USDT	(7.50)	(495,447)	(9.59)	(226,256)
Change in fair value of Bitcoin		318,443		39,448
Stock of bitcoins at the end of the year	20.44	1,281,144	16.41	693,389
USDC
Balance brought forward:		320,458
Proceeds from issue of new preferred shares				5,000,000
Proceeds from issue of new ordinary shares				2,003,109
Exchange for USD		2,904,868		889,084

Procurement of equipment and expenses		(3,174,722)		(7,571,735)

Balance carried forward:		50,604		320,458

USDT:

Balance brought forward:		180,310
Proceeds from exchange of bitcoins		495,447		226,256
Procurement of equipment and expenses		(461,321)		(127,546)
Proceeds from Sale of used equipment				81,600
Balance carried forward:		214,436		180,310

Total per Note 4 to Balance Sheet		1,546,184		1,194,157

For the period ended June 30, 2024, the Company did not consider it necessary to recognize any allowance for the impairment of the USDC and BTC.

5. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, January 1,2024	1,208,949	2,157,211	17,204,528	133,308	20,703,996
Additions	645,008	164,448	887,861		1,697,317
Disposal			-10,759,150		-10,759,150
Balance, June 30,2024	1,853,957	2,321,659	7,333,239	133,308	11,642,163
Depreciation:

Balance, January 1		71,907	11,081,419	85,103	11,238,429
Charge for the year		220,728	1,035,659	18,051	1,274,438
Acc.depn on disposals			-10,759,150		-10,759,150
Balance, June 30		292,635	1,357,928	103,154	1,753,717
Net book value:
Balance, January 1	1,208,949	2,085,304	6,123,109	48,205	9,465,567

Balance, June 30,2024	1,853,957	2,029,024	5,975,311	30,154	9,888,446

F-11

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Income taxes

The Company and its subsidiaries file separate income tax returns.

United States of America

Abit USA Inc. was incorporated in April 2022 and will have to file a tax return for the year ending December 31, 2022.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. As the Company has a September 30 fiscal year-end, the lower corporate income tax rate will be phased in, resulting in a U.S. statutory federal rate of approximately 24.5% for our fiscal year ending September 30, 2018, and 21% for subsequent fiscal years. Accordingly, we have to remeasure our deferred tax assets on net operating loss carryforward in the U.S. at the lower enacted cooperated tax rate of 21%. However, this re-measurement has no effect on the Company’s income tax expenses as the Company has provided a 100% valuation allowance on its deferred tax assets previously.

Additionally, the Tax Act imposes a one-time transition tax on deemed repatriation of historical earnings of foreign subsidiaries, and future foreign earnings are subject to U.S. taxation. The change in rate has caused us to remeasure all U.S. deferred income tax assets and liabilities for temporary differences and net operating loss (NOL) carryforwards and recorded a one-time income tax payable in 8 years.

British Virgin Islands

Abits Group Inc is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Abits Group Inc is not subject to tax on income or capital gains. In addition, upon payments of dividends by Abits Group Inc, no British Virgin Islands withholding tax is imposed.

Hong Kong

Abit Hong Kong did not earn any income that was derived in Hong Kong since its incorporation and is therefore not to any Hong Kong profits tax.

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ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Income taxes (continued)

PRC

Effective from January 1, 2008, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax rate of 25%, unless otherwise specified.

The Company’s effective income tax rate was 0% for the period of six months to June 30, 2024 and June 30, 2023. Because of losses, the Company has had no tax liability.

	June 30, 2024	June 30, 2023,

U.S. statutory rate	34.0%	34.0%
Foreign income not registered in the U.S.	(34.0)%	(34.0)%
PRC statutory rate	25.0%	25.0%
Changes in valuation allowance and others	(25.0)%	(25.0)%
Effective tax rate	0%	0%

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